Exhibit 3.1
TEXT OF PREVIOUS ARTICLE IV, SECTION 4.1 AND TEXT OF AMENDED ARTICLE IV, SECTION 4.1
Text of Previous Article IV, Section 4.1
The Board of Directors may appoint an Executive Committee and shall appoint an Audit Committee and a Compensation Committee following the expansion of the size of the Board to three (3) or more directors. Each Committee shall consist of such number of its members as it may designate, consistent with the laws of the State of Nevada, the Restated Articles of Incorporation or any amendment thereto or these By-Laws, including, if deemed desirable, alternate members who, in the order specified by the Board of Directors, may replace any absent or disqualified member at any meeting of the Committee.
Text of Amended Article IV, Section 4.1
The Board of Directors may appoint an Executive Committee, an Audit Committee and a Compensation Committee. Each Committee shall consist of such number of its members as it may designate, consistent with the laws of the State of Nevada, the Restated Articles of Incorporation or any amendment thereto or these By-Laws, including, if deemed desirable, alternate members who, in the order specified by the Board of Directors, may replace any absent or disqualified member at any meeting of the Committee.

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